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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25                   SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING
                                                                     0-26192
                                                                 ---------------
                                                                  CUSIP NUMBER
                                                                   64111E 10 1
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(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

              For Period Ended: March 31, 2001
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Full Name of Registrant

         Net4Music Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

         6210 Bury Drive.

City, State and Zip Code

         Eden Prairie, Minnesota  55346

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001 (the "Quarterly Report") could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters arising from the business combination with Net4Music S.A on October 19,2000. As a result, the information necessary to complete the Quarterly Report, including the proforma results for the consolidated company, has not yet been completed.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Barbara S. Remley         (952)                         906-3640
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             (Name)              (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).  [X]  Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates reporting that the results of operations for the quarter ended March 31, 2001 have substantially changed in comparison with the results of operations for the quarter ended March 31, 2000. The reverse acquisition between Net4Music Inc. (f/k/a Coda Music Technology, Inc. ("Coda")) and Net4Music S.A., consummated on October 19, 2000, has been accounted for as required under GAAP as a purchase by Net4Music S.A. of Coda with the books and records of the Registrant being adjusted to reflect the historical operating results of Net4Music S.A. As a result, the quarter comparison does not include any of the revenues and expenses of Coda prior to October 19, 2000.

         The Registrant cannot, at this time, present a reasonable estimate of the results of operations as an analysis of the financial treatment of certain matters has not been completed.


                                 NET4MUSIC INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     May 15, 2001             By  /s/ Barbara S. Remley
    --------------------              ------------------------------------------
                                      Barbara S. Remley, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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